07026257

Cementos Lima S.A.

FILE NO.
82-3911

VAL-090-07

August 23, 2007

SUPPL

RECEIVED
2007 AUG 27 A 11:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Monthly information as of May 31, 2007 relating ADRs holders'share on the Capital Stock.

   Date: filed with CONASEV on June 7, 2007.

   Required by: CONASEV

2. Increasement of investment amount in the Project DRAKE CEMENT LLC of U.S.A.

   Date: filed with CONASEV on June 21, 2007.

   Required by: CONASEV

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

Very truly yours,

Irma Mavila
Head of the Securities Department

dlw 8/28

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)

FILE N°
82-3911

VAL-058-07

June 7, 2007

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of May 31, 2007.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

(FREE TRANSLATION)

FILE N°
82-3911

2

GF.0083.07
Lima, June 21, 2007

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following important event:

It was informed at the June 20, 2007 Board of Directors' Meeting that the subsidiary DRAKE CEMENT LLC has been evaluating diferent alternatives to acquire already started concrete and agregates operations in U.S.A. On this matter it was approved to increase the investment amount of CEMENTOS LIMA S.A. in the Project DRAKE CEMENT LLC of U.S.A. from US$ 40 million to US$ 60 million, in order to cover the new capital contribution to SKANON INVESTMENTS INC. and from this company to DRAKE CEMENT LLC, to solve the before mentioned acquisition program.

Truly yours,
Alvaro Morales
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC

File: TRACONA2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

END